Argentex Corporate Update

Vancouver, BC, Canada – December 3, 2015 - Argentex Mining Corporation ("Argentex") (TSX-V: ATX, OTCQB: AGXMF) announces that in light of the pending transaction with Austral Gold Ltd., it has decided not to renew its listing on the OTCQB, an over-the-counter market operated by the OTC Markets Group in the United States. Therefore, effective on and after December 4, 2015, the Company’s shares will trade in the United States on OTC Pink, another over-the-counter market operated by the OTC Markets Group. In Canada, Argentex’s shares continue to trade on the TSX Venture Exchange.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 27 properties located within approximately 107,000 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com